SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: February 22, 2007

Commission File No. 000-51047

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

    Execution of Supplemental Indenture for New Subsidiary

On February 22, 2007, Navios executed a Supplemental Indenture, dated February 22, 2007, by and among Navios, NAV Holdings Limited, a Malta company and Navios’ new subsidiary, and Wells Fargo Bank, N.A., as trustee under Navios’ existing Indenture (dated December 18, 2006 providing for the issuance of 9½% Senior Notes due 2014), as well as the other Guarantors under such Indenture. Pursuant to the terms of such Indenture, Navios has entered into the Supplemental Indenture with respect to its new subsidiary, NAV Holdings Limited. A copy of the form of Supplemental Indenture is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

This information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936 and 333-129382.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: March 7, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Form of Supplemental Indenture